FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2020

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 19, 2020, announcing that Gilat Satellite Networks Chosen by Southern Linc for 4G Cellular Backhaul Services.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 19, 2020	By: /s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Satellite Networks Chosen by Southern Linc for
4G Cellular Backhaul Services

Gilat to provide managed services for high-speed 4G (5G Ready) cellular backhaul over satellite for Southern Linc’s fixed and mobile network assets

Petah Tikva, Israel, October 19, 2020 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, has been awarded by three-year managed service contract for cellular backhaul by Southern Linc, a fully owned subsidiary of Southern Company. Gilat met Southern Linc’s requirements of enabling embedded accelerated MPLS traffic, coupled with cellular 4G with GTP acceleration, a major technological innovation in satellite transmission.

The agreement will enable Southern Linc to use satellite transmission for backhaul services when established networks are unavailable. Gilat satellite installations will be used to extend cellular coverage for voice and high-speed data services in remote and terrestrially challenged areas and in areas affected by severe weather. Gilat will also provide backup for terrestrial aggregation sites and an underlining level of monitoring and support for Southern Linc’s large-scale LTE network.

Gilat services met Southern Linc’s challenge to provide high reliability with very strict requirements, including MPLS support. Gilat services will provide transparent and simplified accelerated backhauling over satellite and enterprise and 4G cellular traffic over MPLS. These services, coupled with Gilat's patented GTP acceleration technology are delivered with Gilat's SkyEdge II-c platform.

"We are happy to award the managed service cellular backhaul over satellite contract to Gilat, who was really the only vendor that could meet Southern Linc’s demanding requirements," said Southern Linc Director of Engineering Alan McIntyre. "Gilat services can help us improve service reliability and coverage particularly in more remote areas, and they will be a great support in times of emergency for our fleet of deployable network assets."

"Gilat is honored to have been selected by Southern Linc for the managed service 4G CBH project and is proud to have been the sole vendor to meet their stringent requirements," said Gilat Global Broadband Networks Vice President Michal Aharonov. "This achievement further validates Gilat’s proven technological superiority and testifies to our industry leadership in cellular backhaul."

About Southern Linc
Southern Linc is a wireless communications company and wholly-owned subsidiary of Southern Company. Southern Company (NYSE: SO) is a leading energy company serving 9 million customers with clean, safe, reliable and affordable energy. Southern Linc delivers highly reliable, highly secure wireless voice and data services via the CriticalLinc™ 4G LTE Advanced network to Southern Company electric utilities as well as to a wide range of businesses and public sector agencies across Alabama, Georgia, southeastern Mississippi, and the Florida panhandle. The CriticalLinc network provides over-the-air encryption from devices to towers and supports encryption from towers to the network’s core data centers. This mission-critical network design conveys a highly reliable suite of LTE services that will support the most critical business processes.

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. In addition, there is uncertainty about the spread of the COVID19 virus and the impact it will have on the Company’s operations, the demand for Company’s products, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the Company’s Securities and Exchange Commission filings.  We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact
Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@Gilat.com